YIJIA GROUP CORP.

30 N Gould St., Suite 22545

Sheridan, WY 82801

(310) 266-3738

December 8, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Yijia Group Corp.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed November 18, 2021

File No. 333-259600

Dear Sir or Madam:

Pursuant to your comment letter dated December 1, 2021, please note the following:

Prospectus Cover Page, page 3

1.

We note your disclosure that "Selling Stockholders shall sell their common shares at a fixed price of $.14 per common share unless and until our shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on an alternative trading system or a national securities exchange." In doing so, it appears that you are relying on Securities Act Rules Compliance and Disclosure Interpretation (CD&I) 139.13 when you state that the resale may be at the fixed price until your shares are "listed on an alternative trading system." However, to rely on this CD&I, this must be an equity line transaction, and it does not appear that your resale transaction is an equity line transaction. As such, please amend this filing to remove any references to an alternative trading system in connection with your disclosure fixing a price for the offering.

The filing has been amended to remove any references to an alternative trading system in connection with your disclosure fixing a price for the offering.

General

2.

It appears from the PCAOB's public website that the registration status of your auditor, Exelient PAC, is "Withdrawal Pending." Pursuant to Section 102 of the Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or issue audit reports with respect to any issuer, as defined, must register with the PCAOB. While a withdrawal request is pending, the firm may not thereafter engage in the preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107. Please clarify the status of your auditor and what has transpired with the PCAOB, and tell us how you believe the financial statements in your registration statement are in compliance with the applicable rules. Please be as detailed as necessary in your explanation.

The Company filed a Form 8-K, item 4.01 and 9.01 on December 2, 2021 relating to the Company’s change in certifying accountant.  The consent filed with this post-effective amendment relates to the inclusion of the financial statements as of April 30, 2021 and 2020 in the prospectus.  Rules 2100 (Note 2) and 2107(c)(1) specifically exempts the issue of a consent to the use of an audit report for a prior period.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Yijia Group Corp.

/s/Barry Sytner

Barry Sytner

Chief Executive Officer

December 8, 2021